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                           INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees, we invite you to attend the annual meeting of shareholders of Hydrogenics Corporation (the "Company") on Friday, May 30, 2003 at the offices of Osler, Hoskin & Harcourt LLP, 63rd Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1B8.

The items of business to be considered at this meeting are described in the enclosed Notice of Annual Meeting and Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form and returning the completed form in the envelope provided.

We hope you will take the time to review this proxy circular in which we report on and disclose a number of initiatives we have undertaken this year. To highlight just a few, we have: adopted new governance guidelines for the Board of Directors; reviewed and revised charters for all the Board Committees; adopted a corporate Code of Business Conduct and Ethics; adopted a new Communications and Disclosure Policy; and undertaken a thorough assessment of our Board and Committees' effectiveness and the contributions of our individual directors.

During the meeting, we will review the affairs of the Company and our plans for the future. We look forward to answering your questions and hope you will accept this invitation to meet the directors and executives of your Company.

We look forward to seeing you at the meeting.

Sincerely,

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

                                                /s/ Pierre Rivard
  /s/ Norman Seagram
Norman Seagram                                  Pierre Rivard
Chairman of the Board of Directors              President and Chief Executive Officer
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April 30, 2003

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